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                          October 16, 2020

       Michael Spellacy
       Chief Executive Officer
       Atlas Crest Investment Corp.
       399 Park Ave.
       New York, New York 10022

                                                        Re: Atlas Crest
Investment Corp.
                                                            Registration
Statement on Form S-1
                                                            Filed October 2,
2020
                                                            File No. 333-249289

       Dear Mr. Spellacy:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Form S-1 filed October 2, 2020

       Limited payments to insiders, page 23

   1.                                                   We note you indicate
that you will pay    the Marketing Fee payable to Moelis & Company
                                                        LLC upon the
consummation of our initial business combination    .    Please revise to
                                                        indicate the amount to
be paid to Moelis & Company LLC pursuant to the business
                                                        combination marketing
agreement. Also revise your "Certain Relationships and Related
                                                        Party Transactions"
section, on page 105, to address the amount to be paid to Moelis
                                                        & Company LLC pursuant
to the Marketing Fee.
       Principal Stockholders, page 100

   2. We note the disclosure on page 98 that upon consummation of the IPO, Moelis will have an economic interest in
7% of the Class B common stock. Please clarify that Moelis is
 Michael Spellacy
Atlas Crest Investment Corp.
October 16, 2020
Page 2
         receiving this 7% economic interest in footnote 3 to the beneficial ownership table.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Eric Mcphee at 202-551-3693 or Shannon Menjivar at 202-551-3856 if
you have questions regarding comments on the financial statements and related matters. Please contact Pam Howell at 202-551-3357 or David Link at 202-551-3356 with any other questions.



FirstName LastNameMichael Spellacy                            Sincerely,
Comapany NameAtlas Crest Investment Corp.
                                                              Division of
Corporation Finance
October 16, 2020 Page 2                                       Office of Real
Estate & Construction
FirstName LastName